Exhibit 99.1

Date: November 16, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Not for release to US wire services or distribution in the United States

Court Approves Schemes

Melbourne, Australia, November 16, 2023 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) is pleased to advise that the Federal Court of Australia (Court) has today made orders approving the proposed schemes of arrangement between Incannex and its shareholders and Incannex and its option holders pursuant to which it is proposed that Incannex Healthcare Inc. (Incannex US) will become the new parent entity of the Incannex group (Schemes).

Lodgement of Court Orders

Pursuant to section 411(10) of the Corporations Act 2001 (Cth), the Schemes will become legally effective upon lodgement of the Court orders with the Australian Securities and Investments Commission (ASIC).

It is expected that a copy of the Court’s orders with respect to the Schemes will be lodged with ASIC tomorrow, at which time the Schemes will become legally effective.

Incannex intends to apply for Incannex shares to be suspended from trading on ASX, subject to the Schemes becoming legally effective, with effect from the close of trading on Friday, 17 November 2023.

Indicative Timetable

The key indicative dates and times for the Schemes are as follows:

Effective date of the Schemes	17 November 2023

Last date of trading of Incannex shares on ASX	17 November 2023

Record date for determining entitlements to the consideration under the Schemes	7:00pm (Melbourne time) on 21 November 2023

Implementation date for the Schemes	28 November 2023

Delisting of Incannex from the official list of ASX	29 November 2023

Admission of Incannex US on Nasdaq	29 November 2023

First day of trading of Incannex US shares on Nasdaq	Expected to commence promptly following the Implementation Date

Note: All stated dates and times are indicative only. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Incannex's website at https://www.incannex.com/.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 1 | 3

Date: November 16, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Small Parcel Holders

Shareholders who, based on their holding of Incannex shares on the record date, hold less than a marketable parcel of Incannex shares (being a parcel of shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the record date) (Small Parcel Holders) have until 7:00pm (Melbourne time) on the effective date to submit a Small Parcel Holder Election Form.

Further details on the consideration received by Small Parcel Holders and the process for Small Parcel Holders to make an election is set out in section 5.5 of the Scheme Booklet.

Further Information

If you have any questions in relation to the Schemes, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 2 | 3

Date: November 16, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Forward-looking statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex's views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex's views as of any date after the date of this press release.

Not an offer in the United States

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Contact Information

Incannex Healthcare Limited Mr Joel Latham Managing Director and Chief Executive Officer +61 409 840 786 joel@incannex.com.au	Investor Relations Contact – United States Alyssa Factor Edison Group +1 (860) 573 9637 afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 3 | 3